

09055997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spartan Securities Group. LTD.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 2ND Avenue South, Suite 300N
(No. and Street)

ST. Petersburg   FL   33701
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Lopez   727.502.0508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RANDALL N. DRAKE, CPA PA
(Name – if individual, state last, first, middle name)

1481 PROMENADE WAY   CLEARWATER   FL   33760
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _David Lopez_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Spartan Securities Group Ltd_ , as of _December 31st_ , 20_0_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP
Title

C. Campassi
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: *Spartan Securities Group*

Address: *100 2ND Ave. South, Suite 300N*
St. Petersburg, FL 33701

Telephone: *727.502.0508*

SEC Registration Number: *8-52937*

FINRA Registration Number: *104478*

(ii) Accounting Firm

Name: *Randall N. Drake CPA, PA*

Address: *1981 Promenade Way Clearwater, FL 33760*

Telephone: *727-536-4863*

Accountant's State Registration Number:
Florida   AC0029541   Randall N. Drake   CPA Individual
Florida   AD64355   Randall N. Drake   CPA PA Firm

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
December	*31*	*2008*

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( )   is for the annual audit only for the fiscal year ending 2____.*

(✓)   is of a continuing nature providing for successive annual audits.

*   if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: _____

Name: _____David Lopez_____

(By Firm's FINOP or President)

Title: ___FINOP_____   Date: 02-27-2008

Randall N. Drake, C.P.A., P.A.

5340 Gulf Dr., Suite 205
New Port Richey, FL 34652

Randall@RDrakeCPA.com
727.842.4850
Fax: 727.845-8864

1981 Promenade Way
Clearwater, FL 33760

To the Partners of
Spartan Securities Group, Ltd.

In planning and performing our audit of the financial statements of Spartan Securities Group, Ltd. (the "Partnership") as of and for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily

disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practice and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Randall N. Drake, CPA PA

February 27, 2009
Clearwater, FL

Randall N. Drake, C.P.A., P.A.

Accounting, Tax, Auditing & Consulting

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

Financial Statements and
Supplementary Information
as of and for the year ended
December 31, 2008
and
Report of Independent Registered
Public Accounting Firm

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Spartan Securities Group, Ltd.:

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. (a Florida limited partnership) (the "Partnership") as of December 31, 2008, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained at page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randall N. Drake, CPA PA

February 27, 2008
Clearwater, FL

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	47,162
Receivable from clearing broker (net of allowance for doubtful accounts of $0)		86,885
Securities owned – marketable equities at market value		53,423
Deposit with clearing broker		400,152
Furniture, fixtures and equipment – net of accumulated Depreciation of 47,261		16,317
Accounts Receivable		951
Other assets		51,256
TOTAL	$	656,146

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Payable to broker	$	49,938
Securities sold, not yet purchased, at market value		54,296
Commissions payable		24,097
Accounts payable		46,860
Accrued liabilities		15,585
Total liabilities		190,777
Partners' capital		465,369
Total partners' capital		465,369
TOTAL	$	656,146

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Securities commissions and fees	$ 265,199
Investment banking	37,000
Trading gains and losses	1,090,864
Interest and dividend income	(450)
Other	7,120
Total revenues	1,399,734
EXPENSES:	
Compensation, commissions and benefits	597,783
Clearance and execution costs	263,975
Communications and information technology	424,020
Occupancy and equipment costs	70,193
Other administrative expenses	162,057
Business development	4,801
Interest	746
Total expenses	1,523,575
Net loss	$ (123,841)

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

	General Partner	Limited Partners	Total
Balance – December 31, 2007	$ 142,947	$ 396,263	$ 539,210
Capital contributions	55,000	39,561	94,561
Partners' distributions	(44,561)	0	(44,561)
Net loss	(32,666)	(91,175)	(123,841)
Subtotal	120,720	344,649	465,369
Balance – December 31, 2008	$ 120,720	$ 344,649	$ 465,369

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (123,841)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	12,716
Increase (decrease) in cash flows from changes in operating assets and liabilities:	
Receivable from clearing broker	(14,646)
Securities owned	95,373
Deposit with clearing broker	9,452
Other assets	(36,023)
Accounts payable and accrued liabilities	7,888
Securities sold, not yet purchased	(17,675)
Commissions payable	414
Payable to broker	(92,046)
NET CASH USED IN OPERATING ACTIVITIES	(158,388)
CASH USED IN INVESTING ACTIVITIES -	
Purchases of property and equipment	(0)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	55,000
Partners' distributions	34,561
NET CASH USED IN FINANCING ACTIVITIES	89,561
NET CHANGE IN CASH AND CASH EQUIVALENTS	(68,827)
CASH AND CASH EQUIVALENTS (including restricted cash) – Beginning of year	115,989
CASH AND CASH EQUIVALENTS (including restricted cash) – End of year	$ 47,162
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -	
Interest paid	$ 746

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE A – NATURE OF BUSINESS

Spartan Securities Group, Ltd. (The "Partnership") is a Florida limited partnership that is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the US Securities and Exchange Commission (SEC) as a securities broker-dealer. The Partnership provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Partnership, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

The Partnership consists of a General Partner and certain Limited Partners. Profits and losses are allocated to individual partners' capital accounts in proportion to their individual interests. The Partnership was originally formed in July 2000; however, an Amended and Restated Agreement of Limited Partnership became effective May 30, 2004. The Partnership will continue in existence until December 31, 2011, unless extended by the General Partner to a date not later than December 31, 2021.

The information included in the financial statements regarding provisions of the Partnership Agreement provides only general information. Reference should be made to the Partnership Agreement and related documents for a complete description of the Partnership provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates included in the accompanying financial statements include the valuation of securities owned and securities sold, not yet purchased. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to this matter.

Revenue Recognition – The Partnership is engaged in the securities broker-dealer business, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. The following summarizes the Partnership's accounting policies:

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Partnership are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis and the recognition of commission income and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income – Investment advisory fees are received monthly, but are recognized as earned on a pro rata basis over the term of the contract.

Customer Accounts - The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Cash and Cash Equivalents and Deposit with Clearing Broker – The Partnership includes as cash and cash equivalents amounts invested in money market mutual funds, as well as all other highly liquid investments with an original maturity of three months or less.

Receivable from Clearing Broker and Allowance for Doubtful Accounts – Our credit terms for our receivable from the clearing broker are typically net 30 days. We perform ongoing credit evaluation of our clearing broker and do not require collateral to support the collectability of such receivable. Receivables are determined to be past due if payment is not made in accordance with the terms of our contracts and receivables are written off when they are determined to be uncollectible. .The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2008 have been recovered subsequent to year end.

Fair Value of Securities – Securities owned – marketable equities and securities sold, but not yet purchased, are valued at market value with the resulting unrealized gains and losses included in income. The market value of securities owned is determined by the Partnership utilizing quoted market prices, dealer quotes, or prices obtained from third parties. Not readily marketable securities are value at the estimated fair value of the securities.

Furniture, Fixtures and Equipment –Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years. Expenditures for repairs and maintenance are charged to operations as incurred. Depreciation expense for 2008 was $12,716.

Long-lived Assets – In accordance with Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("FAS 144") the Partnership evaluates the recoverability of long-lived assets and the related estimated remaining lives when events or circumstances lead management to believe that the carrying value of an asset may not be recoverable. At December 31, 2008, management believes that all of its remaining long-lived assets are recoverable.

Income Taxes - The Partnership is not subject to federal and state income taxes; therefore, no provision for income taxes is provided in these financial statements. Each partner will report their pro rata share of the Partnership's operations on their respective income tax return.

Accounting Pronouncements - The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2008. The Partnership has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Partnership's reported financial position or operations in the near term.

NOTE C – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Partnership clears substantially all of its proprietary and customer transactions through a clearing broker-dealer on a fully disclosed basis. At December 31, 2008, the amount receivable from clearing broker of $86,885 consists of fees and commissions receivable and proceeds from proprietary trading activity. At December 31, 2008, the amount payable to broker relates to proprietary securities transactions and is collateralized by securities owned and the deposit with the clearing broker.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2008, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned		Sold, Not Yet Purchased
Equities	$	53,423	$ 54,296

NOTE E – COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Lease – The Partnership leases its office space under an operating lease agreement expiring in February 2009. The lease provides for annual renew terms through January 2010. The annual rent expense for 2008 was $54,221.

Management Fee - Pursuant to the terms of the Partnership Agreement, the General Partner is entitled to a monthly management fee, which is treated as a guaranteed payment, from the Partnership equal to one-twelfth (1/12) of one percent (1%) of the Partnership Net Asset Value determined as of the last business day of the preceding month. There were no management fees incurred as the General Partner permanently waived the requirement to receive such fees for the year ended December 31, 2008.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments, as defined in Financial Accounting Standard No. 107, "Disclosures about Fair Values of Financial Instruments", consist of cash, evidence of ownership in an entity and contracts that both (i) impose on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (ii) conveys to that second entity a contractual right (a) to receive cash or another financial instrument from the first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity. Accordingly, the Partnership's financial instruments consist of cash and cash equivalents, the amounts due to and from the clearing broker, securities owned and sold, not yet purchased, accounts and commissions payable and accrued liabilities.

The carrying values of the Partnership's cash and cash equivalents, receivable and payable to the clearing broker, securities sold and owned, not yet purchased, accounts and commissions payable and accrued liabilities approximates their respective fair values due to their short-term nature.

As such, financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist primarily of cash and cash equivalents. With respect to cash and cash equivalents, the Partnership frequently maintains such balances in excess of federally insured limits. The Partnership has not experienced any losses in such accounts.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such non-performance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, when necessary.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost of the Partnership to acquire these securities may exceed the liability reflected in the financial statements.

NOTE G – NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership's net capital of $383,305 was $172,805 in excess of its required net capital of $210,500. At December 31, 2008, the Partnership's aggregate indebtedness to net capital ratio was .36 to 1.

NOTE H – LITIGATION

In the ordinary course of business, the Partnership is subject to inquiries and proceedings by financial industry regulatory bodies and other governmental agencies, which may lead to claims and judgments for unspecified damages.

The Partnership believes it has strong defenses in all significant matters, currently pending, and is contesting the liability and damages claimed. However, some of these matters may result in adverse judgments or awards, or the Partnership may choose to settle some or all matters, due to the associated risk of continuing.

The Partnership believes it is not possible to determine whether a loss will be incurred, or to estimate any potential losses, that would be material to the financial statements. Based on current information, management believes that the resolution of matters currently pending will not have a material adverse impact on the financial condition or cash flows of the Partnership

SPARTAN SECURITIES GROUP, LTD.

SUPPLEMENTARY INFORMATION -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Net capital:		
Total partners' capital	$	465,369
Total partners' capital qualified for net capital		465,369
Deductions:		
Furniture, fixtures and equipment – net		16,317
Other assets		51,462
Total deductions		67,779
Net capital before haircuts on securities positions (tentative net capital)		397,590
Haircuts on securities -		
Trading and investment securities		14,285
Net capital	$	**383,305**
Less: Minimum net capital requirements per Rule 15c3-1 (a-3)		
Greater of 6⅔ % of aggregate indebtedness or $210,500	$	(210,500)
Excess net capital	$	172,805
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	369,656
Aggregate indebtedness:		
Accounts payable and other liabilities	$	62,445
Commissions payable		24,097
Payable to broker		49,938
Total aggregate indebtedness	$	136,480
Ratio: Aggregate indebtedness to net capital		**36 %**
Reconciliation of net capital to Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital as reported in Company's Part II unaudited FOCUS report	$	383,305
Net capital, per above	$	383,305

See notes to financial statements.

11